UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Castor Maritime Inc.’s subsidiary, MPCC CSI LTD., a company affiliated with MPC Capital AG, has acquired 3.44% shares in MPC Container Ships ASA (“MPCC”), resulting in MPC Capital AG and its affiliated entities, collectively increasing their holding of total shares and voting rights in MPCC from approximately 16.68% to 20.12%, or 89,260,056 shares. MPC Capital AG is the founding shareholder of MPCC.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the notification of major holdings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: July 7, 2025
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and Chief Financial Officer